SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2002
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                                         Paris, November 8, 2002

Dear Madam, Dear Sir,

Please find below the estimated dates for key financial announcements in 2003 :

Wednesday, January 22, 2003	2002 sales press release
Tuesday, February 18, 2003	2002 results press release
Thursday, April 24, 2003	1st quarter 2003 sales press release
Monday, May 19, 2003	Shareholders General Meeting
Wednesday, July 23, 2003	1st half 2003 sales press release
Tuesday, September 2, 2003	1st half 2003 results press release
Wednesday October 22, 2003	9 months 2003 sales press release

Yours sincerely,

Philippe Goupit

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Isabelle Laurent	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe	US
Tel: + 33 1 53 77 45 45	Tel.: 1 212 551 42 93
Fax: + 33 1 53 77 42 96	Fax: 1 212 551 49 10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2002

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer